Notice to ASX Appendix 3X – Late lodgement 12 December 2023 Please find attached Appendix 3X ‘Initial Director’s Interest Notice’ for Mr. Joc O’Rourke, who was appointed to the Rio Tinto Board effective 25 October 2023. In this instance, due to an administrative oversight the Appendix 3X notification was not submitted to the ASX within the stipulated timeframe as required under the ASX Listing Rule 3.19A.1. Rio Tinto is satisfied that this late lodgement is an isolated incident, and that it has processes in place to meet its disclosure obligations under ASX Listing Rules 3.19A and 3.19B. EXHIBIT 99.12

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 1 Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Joc O’Rourke Date of appointment 25 October 2023 Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities Nil

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3X Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A Number & class of Securities N/A Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A No. and class of securities to which interest relates N/A